SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Santander Consumer USA Holdings Inc.

(Name of Subject Company (Issuer))

Santander Consumer USA Holdings Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Christopher Pfirrman

Santander Consumer USA Holdings Inc.

1601 Elm St. Suite #800

Dallas, Texas 75201

(214) 634-1110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Benjamin M. Roth, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$1,000,000,000*	$129,800**

*

Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $1,000,000,000 in aggregate of up to 43,478,260 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $23 per share.

**

The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction. Fee paid with initial filing. No additional fee due.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Santander Consumer USA Holdings Inc., a Delaware corporation (the “Company”), on January 30, 2020, in connection with the Company’s offer to purchase for cash up to $1,000,000,000 of its common stock, $0.01 par value per share, at a price per share of not less than $23 and not more than $26 in cash, without interest and subject to any applicable withholding taxes.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated January 30, 2020, and the related Letter of Transmittal.

Item 11.	Additional Information.

The Company has received inquiries from stockholders as to whether the Company intends to amend or modify the tender offer or extend the Expiration Date. The Company does not intend to do so and the tender offer will expire in accordance with its terms at 12:00 midnight, Eastern Time on February 27, 2020, the current Expiration Date. At $26 per share, the high point of the per share purchase price range, the tender offer represents a premium of 12% to the trading price of the shares as of the close of trading on the trading day immediately preceding the announcement of the tender offer, and a price to tangible book value multiple of 1.4x, when adjusted for excess capital.1

The Company believes the tender offer is consistent with its long-term goal of allocating capital to provide value for the Company’s stockholders and other stakeholders. As part of the upcoming regulatory capital planning cycle, the Company intends to continue to evaluate all options available to deploy excess capital to stockholders. These options may include reinvestment in the business through organic and inorganic opportunities, ordinary and/or special dividends and share repurchases at appropriate share prices.

[1]	Assumes $7.2 billion of tangible book value and 340 million basic shares outstanding, as of December 31, 2019; tangible book value is adjusted to remove $1.0 billion of excess capital.

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)*	Offer to Purchase, dated January 30, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated January 30, 2020.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated January 30, 2020.

(a)(1)(vi)*	Summary Advertisement, dated January 30, 2020.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the Tender Offer, dated January 30, 2020.

(b)	Not applicable.

(d)(i)	Agreement and Plan of Merger, dated as of January 15, 2014, by and between Santander Consumer USA Holdings Inc., Santander Consumer USA Inc. and SC Merger Sub Inc. (filed as Exhibit 2.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(ii)	Form of Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(iii)	First Amendment, dated May 20, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(iv)	Second Amendment, dated July 2, 2015, to the Shareholders Agreement, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G. Dundon, Sponsor Auto Finance Holdings Series LP and Banco Santander, S.A. (filed as Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(v)	Third Amendment, dated as of August 31, 2016, to the Shareholders Agreement, dated as of January 28, 2014, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., DDFS LLC, Thomas G.Dundon, Sponsor Auto Finance Holdings Series LP, and, solely for the certain sections set forth therein, Banco Santander, S.A. (filed as Exhibit 4.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION

(d)(vi)	Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc. and Matt Fitzgerald (filed as Exhibit 4.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(vii)	Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc. and Richard Morrin (filed as Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(viii)	Form of Shareholders Agreement between Santander Consumer USA Inc. and Management Equity Plan Participant (filed as Exhibit 4.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(ix)	Form of Amendment No. 1 to Shareholders Agreement, dated as of December 31, 2011, between Santander Consumer USA Inc., Santander Consumer USA Holdings Inc. and Management Equity Plan Participant (filed as Exhibit 4.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(x)	Confidential Employment Agreement, dated August 24, 2011, by and between Santander Consumer USA Inc. and Richard Morrin (filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xi)	Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xii)	Form of Option Award Agreement under the Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xiii)	Form of Restricted Stock Award Agreement (for Management) under the Santander Consumer USA Inc. Omnibus Incentive Plan (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xiv)	Amendment No. 1 to Santander Consumer USA Inc. 2011 Management Equity Plan (filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xv)	Form of Amendment No. 1 to Form of Option Award Agreement under the Santander Consumer USA Inc. 2011 Management Equity Plan (Optionees other than Thomas G. Dundon and Jason W, Grubb) (filed as Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xvi)	Form of Non-Employee Independent Director Option Award Agreement under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION

(d)(xvii)	Form of Time- and Performance-based Option Award Agreement (Series 3) under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xviii)	Form of Time-Based Option Agreement (Series 2) under the Santander Consumer USA Holdings Inc. 2011 Management Equity Plan (filed as Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xvix)	Form of Restricted Stock Unit Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xx)	Form of Long-Term Cash Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxi)	Form of Non-qualified Stock Option Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxii)	Form of Restricted Stock Unit Award Agreement (for Directors) under the Omnibus Incentive Plan (filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxiii)	Separation Agreement, dated July 2, 2015, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxiv)	First Amendment, dated July 20, 2015, to the Separation Agreement dated July 2, 2015 by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxv)	Second Amendment, dated as of August 31, 2016, to the Separation Agreement, dated as of July 2, 2015, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxvi)	Letter Agreement, by and between Santander Consumer USA Holdings Inc., Santander Consumer USA Inc. and Kalyan Seshan, dated June 22, 2016 (filed as Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION

(d)(xxvii)	Santander Consumer USA Holdings Inc. Omnibus Incentive Plan, as amended and restated effective as of June 16, 2016 (filed as Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxviii)	Separation Agreement, dated September 15, 2016, by and among Jennifer Davis, Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxix)	Form of Confidentiality and Restrictive Covenant Agreement (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 28, 2018 (File No. 001-36270) and incorporated herein by reference)

(d)(xxx)	Waiver and Release of Claims Agreement, effective September 7, 2017, executed by Jason A. Kulas in favor of Santander Consumer USA Holdings Inc., Santander Holdings USA Inc., Santander Consumer USA, Inc., Santander Consumer USA Inc. Foundation, Santander Bank, N.A., and Banco Santander, S.A. (filed as Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxi)	Offer Letter, by and among Sandra Broderick and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated September 20, 2017 (filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxii)	Offer Letter, by and among Juan Carlos Alvarez de Soto and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated September 28, 2017 (filed as Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxiii)	Separation Agreement and Release and Waiver of Claims, by and among Ismail Dawood and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated October 3, 2017 (filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxiv)	Settlement Agreement, dated November 15, 2017, by and among Santander Consumer USA Holdings Inc., Santander Consumer USA Inc., Banco Santander, S.A., Santander Holdings USA, Inc., DDFS LLC and Thomas G. Dundon (filed as Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxv)	Offer Letter, by and among Reza Leaali and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated January 24, 2018 (filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxvi)	Offer Letter, by and among Joshua Baer and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated February 23, 2018. (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxvii)	Offer Letter, by and among Fahmi Karam and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated May 1, 2018 (filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION

(d)(xxxviii)	Separation Agreement and Release of Waiver of Claims, by and among Donald Goin and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated March 9, 2018 (filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xxxix)	Separation Agreement and Release of Waiver of Claims, by and among Dale Cochran II and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc., dated May 7, 2018 (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xl)	Letter Agreement, dated as of September 14, 2018, by and between Santander Consumer USA Holdings Inc., and Scott Powell (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xli)	Form of Award Agreement under the Santander Consumer USA Holdings Inc. Omnibus Incentive Plan (filed as Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 26, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xlii)	Offer letter, by and among Sandra Broderick and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 23, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xliii)	Offer letter, by and among Fahmi Karam and Santander Consumer USA Holdings Inc. and Santander Consumer USA Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 24, 2019 (File No. 001-36270) and incorporated herein by reference)

(d)(xliv)	Post-Employment Agreement, effective December 9, 2019, executed by Scott Powell in favor of Santander Holdings USA, Inc., and its subsidiaries, including the Registrant and its subsidiaries (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on December 12, 2019 (File No. 001-36270) and incorporated herein by reference)

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

SANTANDER CONSUMER USA HOLDINGS INC.

By:	/s/ Mahesh Aditya
Name: Mahesh Aditya
Title: President and Chief Executive Officer